SOCIAL MEDIA POSTS

Vishal Garg @vishal_better · 44m

This is what an actively engaged board and CEO for $BETR should be doing. Showing up to the office, visiting our NEO branches, meeting our people in the loan factories in Detroit and Dallas, seeing what's working and what's not.

This is why we need a BETTER BOARD for $BETR

Better Home & Finance Holding ...
BETR **$12.19** -1.06%

Arvind P. Navaratnam @APNavaratnam · 22h

Home Depot co-founder Ken Langone required the board of directors to visit stores in person:

"Until I left, a board member had to visit three stores every 90 days. When we got together as a board, we just talked about our experiences in the ...



the hell do you get all that information?"
1:08
Ken Langone

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Vishal Garg @vishal_better · 7h

@danielsethlewis and the $betr board !! Hiding behind the business judgement rule, fiduciary duty to put in place a poison pill and entrench themselves.

> **Ray Dalio** @RayDalio · Sep 17
>
> For example, most people will operate in a way that maximizes the amount of money they will get and that minimizes the amount of work they have to do to get it.
>
> To see this, just leave someone unsupervised and allow them to bill yo...



PRINCIPLE OF THE DAY
REMEMBER THAT MOST PEOPLE WILL PRETEND TO OPERATE IN YOUR INTEREST WHILE OPERATING IN THEIR OWN.
@RAYDALIO

3 · 1 · 5 · 1K



Vishal Garg in • 2nd

Founder & Board Member, Better.com

5h •

+ Follow

We have announced the slate of new Directors we would seek to appoint to the Better board post the Proxy vote. Their backgrounds speak for themselves, Silicon Valley Luminary and Founder Bing Gordon Growth Optimization expert David Heidecorn and Founder and Venture Capitalist Steve Sarracino.

If you have received your GREEN proxy card, please send back ASAP. Vote GREEN. Vote for a BETTER Board. Vote for a BETTER Better

https://lnkd.in/gCeJ_py4

businesswire

Garg Group Announces Slate of Results-Oriented, Shareholder-Aligned Director ...

businesswire.com

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Luke @lukestocks0101 · 7m

Garg names slate of directors in proxy fight $BETR


Better board fight escalates as Vishal Garg names 3 director picks

From housingwire.com

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Luke @lukestocks0101 · 2h

If you are a $BETR shareholder, you need to vote now!


$27
190.21
506.13
$12
272.62
Daniel Lewis (Interim CEO)
= $12
0:17

3 · 1 · 10K

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Luke @lukestocks0101 · 50m

If you own any $BETR shares, vote the green ballot!


Better Valuation Impact
GENERAL BROKER
0:19

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